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    As Filed with the Securities and Exchange Commission on November 19, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
                              --------------------

                              ZENGINE, INC. (Issuer)
                            (Name of Subject Company)
                              ---------------------

                              MCSi, INC. (Offerer)
                 (Name of Filing Persons (Identifying Status as
                        Offeror, Issuer or other person))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   98935C 10 7
                      (CUSIP Number of Class of Securities)

                                MICHAEL E. PEPPEL
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   MCSi, INC.
                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429
                                 (937) 291-8282

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)
                              --------------------

                                 With Copies to:

                               JEFFREY A. KOEPPEL
                                KENNETH B. TABACH
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                        734 15TH STREET, N.W., 12TH FLOOR
                             WASHINGTON, D.C. 20005
                                 (202) 347-0300
                              (202) 347-2172 (FAX)
                             ----------------------

                            CALCULATION OF FILING FEE

           $24,268,214                              $4,853.64 (**)
      Transaction Valuation (*)                 Amount of Filing Fee

* Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $3.64, the average of the high and low sales prices of Zengine common stock as reported on the Nasdaq National Market on October 12, 2001 and (ii) 6,067,092, the expected maximum number of shares of Zengine common stock to be acquired in the offer and the merger. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,067.05                Filing Party: MCSi, Inc.

Form or Registration No.: Form S-4               Date Filed: October 17, 2001;
                                                             November 7, 2001;
                                                             November 16, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/X/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/


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         This Amendment No. 3 amends the Tender Offer Statement on
Schedule TO ("Schedule TO"), filed by MCSi, Inc. ("MCSi"), a Maryland corporation, which relates to the offer by MCSi to exchange shares of MCSi common stock, no par value (the "MCSi Common Shares"), for each outstanding share of common stock, no par value, of Zengine, Inc. ("Zengine"), a Delaware corporation, that MCSi does not own (the "Shares"), upon the terms and subject to the conditions set forth in the Preliminary Prospectus dated November 16, 2001, (the "Prospectus") and in the related Letter of Transmittal, copies of which are incorporated by reference herein (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         Prior to the opening of the stock markets on November 19, 2001, MCSi issued a press release announcing that the Offer expired at 5:00 p.m., New York City time, on Friday, November 16, 2001. All shares validly tendered have been accepted for exchange. As soon as practicable, Zengine will be merged with and into MCSi in a "short form" merger without the need for a vote of Zengine stockholders. In the merger, Zengine shareholders will receive the same consideration of 0.2259 MCSi shares for each Zengine share as received by Zengine shareholders in the offer. A copy of the press release is incorporated by reference into this Schedule TO as Exhibit (a) (10).


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 is amended by adding the following exhibit:

(a)(10)    Press Release issued by MCSi on November 19, 2001, (incorporated by reference to the filing by MCSi on Form 425 on November 19, 2001).


                                       2

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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MCSi, INC.

                                    By: /s/ MICHAEL E. PEPPEL
                                       -------------------------
                                       Name: Michael E. Peppel
                                       Title: Chairman of the Board, President
                                              and Chief Executive Officer


Dated: November 19, 2001











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